May 22, 2013

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    j2 GLOBAL, INC.
Form 10-K for the Year Ended December 31, 2012
Filed March 1, 2013
File No. 0-25965

Dear Mr. Spirgel:

As Vice President and General Counsel of j2 Global, Inc. (“j2”), I am sending you this letter in response to your comment letter to Kathleen Griggs, Chief Financial Officer of j2, dated April 24, 2013.

For your convenience, the following is a list of the comments of the Staff of the Securities and Exchange Commission in italics, each followed by j2's response to that comment:

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, pages 35-39

1.
Please quantify the amount and percentage of the period-to-period changes attributable to foreign exchange rates. We note your disclosure on page 43 that the changes in foreign currency exchange rates impact your results of operations. Refer to FRC 501.09(b).

Response:

For the years ended December 31, 2012, 2011 and 2010, j2 determined that changes in foreign exchange rates were not material to its results of operations or any individual line items in its Consolidated Statements of Income, such as revenues, cost of revenues, operating expenses and other income and expense.

This was again true for the quarterly period ended March 31, 2013, and for clarification j2 has added the following language (in italics) in Item 3. Quantitative and Qualitative Disclosures About Market Risk in its Quarterly Report on Form 10-Q for that period:

As currency exchange rates change, translation of the income statements of the international businesses into U.S. Dollars affects year-over-year comparability of operating results, the impact of which is immaterial to the comparisons set forth in this Quarterly Report on Form 10-Q.

j2 will continue such disclosure in future filings. As a result, j2 respectfully proposes that no further disclosure is currently necessary. If foreign exchange rates become material in the future to any individual line item within j2's Consolidated Statement of Income, j2 will make the appropriate disclosures at that time.

2.	We note that the pricing of your services has an impact on your revenues. Please separately discuss the impact of price and volume on your revenues and results of operations.

Response:

The disclosures in j2's fiscal 2012 Form 10-K regarding revenues and results of operations attribute growth in j2's revenues to an increase in sales volume. Although j2 discusses pricing of its services within Item 1A. Risk Factors (indicating that some of its competitors offer services at lower prices than j2, creating pressures which may reduce revenue, operating profits or both), j2 did not materially change the price of any of its services during the three-year period presented in the 10-K.

If j2 implements material price changes, it will make appropriate disclosures at that time to differentiate the impact of the price changes versus volume or other factors on revenues and results of operations. Based on the foregoing, j2 respectfully proposes that no further disclosure is currently necessary.

3.	Please discuss whether you expect the reported trends to continue or change and the reasons why.

Response:

In response to this request, j2 will add additional discussion within its Management's Discussion and Analysis of Financial Condition and Results of Operations in future filings to explain whether j2 expects any reported material trends to continue or change and the reasons why.

4.
We note your cancel rates discussion in your Form 8-K filed February 14, 2013 and your earnings call. Please provide such discussion in the MD&A or tell us why such discussion is not necessary. We also note your discussion of cancellations in your risk factors section.

Response:

j2 includes it its periodic reports a discussion of whatever key metrics it uses to assess the performance of its businesses and that j2 believes to be material to investors.  Although j2 discussed both ARPU and the customer cancellation rate in its most recent earnings call and related release, j2 is continuing to reevaluate the metrics by which it measures the performance of its businesses, and believes that ARPU and the customer cancellation rate have become increasingly immaterial over time.  Having said that, in light of the Staff's comments, j2 did include a discussion of both metrics in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and will continue to do so for so long as it reports on those metrics in its earnings call and related releases.

5.	We note your ARPU disclosures in your earnings call. Please provide such disclosures in the filing including the usefulness of ARPU to investors or tell us why such disclosures are not necessary.

Response:

j2 includes it its periodic reports a discussion of whatever key metrics it uses to assess the performance of its businesses and that j2 believes to be material to investors.  Although j2 discussed both ARPU and the customer cancellation rate in its most recent earnings call and related release, j2 is continuing to reevaluate the metrics by which it measures the performance of its businesses, and believes that ARPU and the customer cancellation rate have become increasingly immaterial over time.  Having said that, in light of the Staff's comments, j2 did include a discussion of both metrics in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and will continue to do so for so long as it reports on those metrics in its earnings call and related releases.

3. Business Acquisitions, page 56

Ziff Davis, page 57

6.
We note that you allocated 32% and 56% of the purchase consideration to intangible assets and goodwill, respectively. Please tell us, in detail, how you determined the fair values of trade name, customer relationship, advertiser relationship and licensing relationship intangible assets.

Response:

The fair values of the trade name, customer relationship, advertiser relationship and licensing relationship intangible assets were determined by management with the assistance of valuation specialists of KPMG LLP, as follows:

Trade Name

In valuing the trade names, j2 applied the relief from royalty method, which is a variation of the income approach. The relief from royalty method is used to estimate the cost savings that accrue to the owner of an intangible asset who would otherwise have to pay royalties or license fees on revenues earned through the use of the asset. The royalty rate is based on empirical, market-derived royalty rates for guideline intangible assets. The royalty rate is tax-affected and then applied to the projected revenue over the expected remaining life of the intangible asset to estimate the royalty savings. The net after-tax royalty savings are then discounted to present value.

The key value drivers under this method are:

•	The projected revenue attributable to the asset;

•	The expected economic life of the asset;

•	The royalty rate (as a percent of revenue) that would hypothetically be charged by a licensor of the asset to an unrelated licensee; and

•	A discount rate that reflects the level of risk associated with receiving future cash flows (cost savings) attributable to the asset.

To determine an appropriate royalty rate for the trade name, j2 considered factors such as the age of the trade name, market competition, quality, absolute and relative profitability, market share and the prevailing rates for similar properties. j2 considered market licensing transactions in Ziff Davis' industry obtained from a proprietary source.

j2 also performed a “profit-split” analysis. A profit-split analysis is a “rule-of-thumb” approach in which a range of royalty rates are assumed to be between 25 percent and 33 percent of operating income margins.

In selecting a discount rate for the trade names, j2 considered its weighted average cost of capital (“WACC”) for the acquisition among other deal-specific factors.

Customer Relationship; Advertiser Relationships; Licensing Relationships (“other intangibles”)

Ziff Davis' other intangibles were valued using the excess earnings method under the income approach. This method reflects the present value of the operating cash flows generated by existing intangible assets, after taking into account the cost to realize the revenue and an appropriate discount rate to reflect the time value and risk associated with the invested capital.

The key value drivers under the excess earnings method are:

•	The projected revenue and earnings generated by the asset;

•	The expected life of the asset;

•	The contributory asset charges that would be paid to the requisite operating assets; and

•	A discount rate that reflects the level of risk associated with receiving future cash flows.

The discount rate applied to the other intangibles cash flows must reflect the risk of an investment in the business. j2 applied a discount rate that considered both its overall corporate WACC and the risk profile of these other intangible assets.

Protus, page 58

7.	Regarding your accounting for your acquisition of Protus, please explain to us in detail how you determined the fair values of the trade name and customer relationship intangible assets.

Response:

The fair values of the trade name and customer relationship intangible assets were determined by management with the assistance of valuation specialists of KPMG LLP, as follows:

Trade Name

In valuing Protus' trade name, j2 applied the relief from royalty method described in response to comment 6. above. j2 considered the amount of royalty income that could be generated if the trade names were licensed to a third party in an arm's-length transaction. j2 determined the appropriate royalty rate for the trade names based on independent research of comparable royalty agreements, as well as an analysis of Protus' profitability.

The discount rate applied to the trade name's cash flows must reflect the risk of an investment in the business. j2 applied a discount rate that considered both its overall corporate WACC and the risk profile of this trade name.

Customer Relationships

In valuing Protus' customer relationships, j2 applied the excess earnings method described in response to comment 6. above. Using this method, value of the customer relationships is a function of:

The discount rate applied to the customer relationships' cash flows must reflect the risk of an investment in the business. j2 applied a discount rate that considered both its overall corporate WACC and the risk profile of these customer relationships assets.

7. Goodwill and Intangible Assets, page 64

Intangible assets Subject to Amortization, page 65

8.
We note you are amortizing your customer relationship intangible assets over a weighted average period of 6.7 years. Explain to us how you determined the estimated useful life of your acquired customer relationship intangible assets. Tell us your subscriber monthly churn rate and explain to us your consideration of this when estimating the useful life of the customer relationship intangible assets. Also, with a view towards clarifying disclosure, tell us your methodology for amortizing your customer relationship intangible assets. If you are amortizing on a straight-line basis, explain your rational for using this methodology.

Response:

The estimated useful life of j2's acquired customer relationship intangible assets is based upon several factors.

In accordance with ASC 350-35-3 Intangibles - Goodwill and Other, these factors may include the following:

1)	The expected use of the asset by the entity;

2)	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate;

3)	Any legal, regulatory, or contractual provisions that may limit the useful life;

4)
The entity's own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity is supposed to consider the assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participants, adjusted for entity-specific factors;

5)
The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels); and

6)
The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life).

In addition, j2 considers the period of expected cash flows used to measure the fair value of the customer relationship intangible asset in determining the useful life of such asset. Taking into consideration the factors enumerated above, j2 considers the useful life of a customer relationship asset to be the period in which substantial majority of the discounted cash flows are expected to be received.

In determining the expected cash flows from customer relationships, the subscriber monthly cancel rate is one factor taken into consideration by j2. This is due to the fact that a higher monthly cancel rate more quickly erodes the expected cash flows from the customer base and as a result will reduce the fair value and shorten the period in which a substantial majority of the discounted cash flows are received.

j2 amortizes the acquired customer relationship intangible assets on a straight-line basis over the useful life of the intangible asset. j2 notes that, as described in ASC 350-30-35-6 Intangibles - Goodwill and Other, the method of amortization should reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. Although j2 determined that the discounted cash flows received by the customer relationship intangible asset were greater during the beginning of its useful life rather than the end, j2 also determined that notwithstanding this fact the straight-line method of amortization was not materially different than the cash flow attribution method of amortizing the intangible asset. Accordingly, j2 determined the straight-line method of amortization to be appropriate and materially approximated the pattern in which the economic benefit was consumed.

12. Stockholders' Equity, page 74

Ziff Davis, Inc. Equity Incentive Plan, page 78

9.	Please tell us and disclose the specific factors you considered in concluding that the put right is within your control.

Response:

The put right indicated in the comment above is included within the Stockholders Agreement by and among Ziff Davis, Inc., j2 Global, Inc. and The Management Stockholders Party Hereto dated November 9, 2012.

The provision relating to the put right provides in pertinent part as follows (excerpt):

SECTION 3.04. Put Rights

(a) If a Management Stockholder's employment with the Company is terminated by the Company for any reason other than for Cause or if such Management Stockholder resigns for Good Reason (the effective date of such termination, the “Termination Event”), such Management Stockholder may elect to cause the Company to purchase any or all of the shares of Common Stock (to the extent vested pursuant to the terms of the Incentive Plan and applicable award agreement) and

Preferred Stock owned by such Management Stockholder as of the date of the Termination Event….

Based on the foregoing provision, j2 respectfully informs the Staff that the exercise of the put right is within the control of its subsidiary. Certainly, termination by Ziff Davis (the Company) other than for Cause is within the control of Ziff Davis. In addition, the conditions that can give rise to “Good Reason” are also within the control of Ziff Davis. Specifically, Good Reason is defined to mean (1) reduction of the Management Stockholder's salary below the amount defined in the agreement and (2) the reassignment of the Management Stockholder's primary location of employment to a location more than 50 miles.

To avoid the put right ever being exercisable, all Ziff Davis has to do is (1) not terminate the applicable minority stockholder other than for Cause and (2) provide the salary agreed to and not force the applicable minority stockholder to move greater than 50 miles. j2 determined that it was not probable that any of these triggering events would occur.

In addition, j2 acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to call or write me if you have any questions or concerns. My direct line is 323 860 9276.

Sincerely,

/s/ Jeffrey D. Adelman
Jeffrey D. Adelman
Vice President and General Counsel

cc:    Nehemia Zucker, Chief Executive Officer
Kathleen Griggs, Chief Financial Officer